File No. 70 -


SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

APPLICATION-DECLARATION WITH RESPECT TO
THE ACQUISITION OF A SUBSIDIARY IN CONNECTION
WITH THE UNBUNDLING OF GENERATION BUSINESS

UNDER THE

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

________________________________

EASTERN UTILITIES ASSOCIATES ("EUA")
One Liberty Square, P.O. Box 2333, Boston, Massachusetts  02107

EASTERN EDISON COMPANY ("EASTERN")
750 West Center Street, West Bridgewater, Massachusetts  02379

MONTAUP ELECTRIC COMPANY
750 West Center Street, West Bridgewater, Massachusetts  02379

(Names of companies filing this statement and addresses of their principal executive offices)


EASTERN UTILITIES ASSOCIATES

(Name of top registered holding company parent of each applicant or declarant)
_________________________________

Clifford J. Hebert, Jr.
Treasurer
Eastern Utilities Associates
One Liberty Square
P.O. Box 2333
Boston, MA 02107

(Name and address of agent for service)


The Commission is requested to mail signed copies of all orders, notices and communications to:

Arthur I. Anderson, P.C.
McDermott, Will & Emery
28 State Street
Boston, MA 02109-1775


Item 1.   Description of Proposed Transaction.

I.      Introduction.
A.      Description of the Parties to the Transaction
This Application-Declaration (the "Declaration") is being filed with the United States Securities and Exchange Commission (the "Commission") by Eastern Utilities Associates ("EUA"), a Massachusetts voluntary association and a registered public utility holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), Eastern Edison Company ("Eastern Edison"), a Massachusetts corporation that is a registered retail electric utility company and a wholly-owned subsidiary of EUA, and Montaup Electric Company ("Montaup"), a Massachusetts corporation that is a wholesale generation and transmission company and the wholly-owned subsidiary of Eastern Edison (collectively, the "Declarants").

B.      General Request and Overview of Transaction.
The Declarants hereby file this Declaration for the purpose of obtaining Commission authorization for Eastern Edison to transfer to EUA, and for EUA to acquire from Eastern Edison, all of Eastern Edison's investment in Montaup's capitalization including its outstanding: (i) preferred stock of Montaup (ii) common stock of Montaup; and (iii) debenture bonds of Montaup (the securities described in clauses (i) through (iii), collectively, the "Montaup Securities"), thereby causing Montaup to become a wholly-owned, first-tier subsidiary of EUA (such transfer and acquisition of Montaup Securities, and the transactions relating thereto, hereafter collectively referred to as the "Spin-Off"). The transfer of the Montaup Securities to EUA by Eastern Edison will take the form of a special dividend payment comprising all remaining capitalization of Montaup, which will be paid out of Eastern Edison's retained earnings to the maximum extent possible and, thereafter, subject to receipt of Commission authorization, out of paid-in capital, unearned surplus and/or a redemption of Eastern Edison common stock, such redemption to be funded with Montaup Securities.

The Declarants expect that the Spin-Off will produce significant benefits to the EUA holding company system's investors and consumers and will meet all applicable standards of the Act. The corporate separation of Montaup from Eastern Edison through the Spin-Off will complete the functional unbundling of Montaup's generation business from Eastern Edison's distribution business, consistent with the requirements of Section 1A(b) of the Massachusetts Restructuring Act of 1997, and thereby isolating Eastern Edison's capital structure so that it will apply only to distribution ratemaking. The Spin-Off also will eliminate any risk that Eastern may have incurred through its association with Montaup as a result of Montaup's ownership interest in a nuclear facility and other contingent liabilities. In addition, the Spin-Off will further simplify EUA's corporate structure.

C.      Amendment of Montaup Charter
Prior to consummating the Spin-Off, and subject to obtaining (i) Commission authorization therefor, which Montaup hereby requests, and (ii) the consent of Eastern Edison, its sole shareholder, Montaup will amend its charter to eliminate its status as a Section 9A company under Chapter 164 of the Massachusetts General Laws so that its ability to transmit and sell electricity will not be tied to its sole shareholder.

II. Dividend Distribution by Eastern Edison to EUA and Payment Out of Paid In Capital.
Eastern Edison hereby proposes and requests authorization to distribute all of the then remaining Montaup Securities to EUA in the form of a dividend which shall, in part, exceed Eastern Edison's retained earnings and be paid out of paid-in capital, unearned surplus and/or as the redemption price for the redemption of Eastern Edison common stock (as described in paragraph I.B above). EUA proposes and requests authorization to acquire and/or receive in the form of a dividend from Eastern Edison such Montaup Securities. All of the Montaup Securities are issued in the name of, and beneficially owned by, Eastern Edison. Eastern Edison hereby further requests authorization, upon consummation of the Spin-Off, to pay future dividends to EUA out of other than retained earnings.

III.    EWGs and FUCOs.
None of the Declarants has acquired an ownership interest in any EWG or FUCO, or now is or as a consequence of the transactions proposed herein will become a party to or has or will as a consequence of the transactions proposed herein any right under a service, sales or construction contract with an EWG or FUCO, except in accordance with the provisions of the Act. The Declarants will not acquire any such interest or right without first obtaining any necessary Commission authorization. All applicable conditions contained in Rule 53(a) are, and assuming the consummation of the proposed transactions will be, satisfied, and none of the conditions contained in Rule 53 (b) exist or will exist as a result of the proposed transactions making Rule 53(c) inapplicable.

Item 2.   Fees, Commissions and Expenses.

The estimate of the approximate amount of fees and expenses payable in connection with the proposed transactions is as follows:

(To be filed by Amendment)
Counsel fees

Financial fees

Miscellaneous

TOTAL


Item 3.   Applicable Statutory Provisions.

The sections of the Act and rules or exemptions thereunder that the Declarants consider applicable to the transactions, or the basis for exemption therefrom, are set forth below:

Transaction                               Applicable Statutory Provisions

Acquisition of Montaup Securities         Sections 9(a), 10 and 12(c); by EUA
from Eastern Edison                       Rule 43


Payment of dividends out of paid-in       Section 12(c); Rule 46(a)
capital and unearned surplus by
Eastern Edison

Redemption of Eastern Edison              Sections 9(a), 10, 12(c); Rule 43
common stock

Amendment of Montaup Charter              Sections 6(a) and 7
to eliminate Section 9A status


Item 4.   Regulatory Approval.

The following Federal and state regulatory authorities have jurisdiction over the proposed transactions: the Nuclear Regulatory Commission ("NRC"), the Federal Energy Regulatory Commission ("FERC"), and the Connecticut Department of Public Utility Control ("CDPUC"). Additionally, the Applicants intend to request from the Massachusetts Department of Telecommunications and Energy ("DTE") confirmation that the proposed transactions do not fall within the jurisdiction of the DTE or, in the alternative, approval of such transactions.

Item 5.  Procedure.

(a) In order to enable Eastern Edison to spin-off Montaup to EUA and to undertake the other related transactions contemplated in Item 1, the Declarants request that the Commission issue and publish not later than August 9, 1999 a notice with respect to the filing of this Declaration and, concurrently therewith, that the Commission enter an appropriate order granting and permitting this Declaration to become effective at the earliest convenient date.

(b) No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should be no thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon the entry thereof.

Item 6.  Exhibits and Financial Statements.

(a)     Exhibits.
*   To be filed by Amendment

                *Exhibit A-1    Amended and Restated Articles of Organization
                                of Montaup

                *Exhibit D-1    Regulatory filings with/orders of the FERC

                *Exhibit D-2    Regulatory filings with/orders of the NRC

                *Exhibit D-3    Regulatory filings with/orders of the CDPUC

                *Exhibit D-4    Regulatory filings with/orders of the DTE

                *Exhibit F      Opinion of Counsel

                *Exhibit G      Proposed form of Notice

(b)     Financial Statements

*   To be filed by Amendment


Item 7.  Environmental Effects.

The proposed transactions do not involve major Federal action having a significant effect on the human environment. No Federal agency has prepared or is preparing an environmental impact statement with respect to the proposed transactions.



S I G N A T U R E


Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, each of the undersigned companies has duly caused this statement to be duly signed on its behalf by the undersigned thereunto duly authorized.

                                           Date:  July 14, 1999

                                           EASTERN UTILITIES ASSOCIATES,
                                           EASTERN EDISON COMPANY,  and
                                           MONTAUP ELECTRIC COMPANY,




                                           By  /s/ Clifford J. Hebert, Jr.
                                           Clifford J.  Hebert, Jr.
                                           Treasurer